Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Income before income taxes and non-controlling interests	$1,092,741	$1,325,587	$1,822,719	$528,233	$375,755	$200,438	$250,902
Less: Non-controlling interests	(35,651)	354,669	363,615	16,168	3,289	5,033	253

Pre-tax income, net of non-controlling interests	1,128,392	970,918	1,459,104	512,065	372,466	195,405	250,649
Add: Fixed charges	77,470	52,514	76,872	22,393	15,236	5,590	5,211

Distributions of earnings from equity method investees	18,155	9,375	23,460	1,939	2,620	2,276	3,144
Less: Loss (Earnings) from equity method investees	89,573	(55,783)	(83,894)	(5,659)	(11,526)	(2,549)	(4,912)

Pre-tax income before fixed charges	$1,313,590	$977,024	$1,475,542	$530,738	$378,796	$200,722	$254,092

Fixed charges:
Interest expense	$50,835	$31,023	$49,412	$9,916	$7,924	$835	$720
Interest expense on uncertain tax positions[1]	5,623	2,495	1,727	—	—	—	—
Portion of rent representative of interest	21,012	18,996	25,733	12,477	7,312	4,755	4,491

Total fixed charges	$77,470	$52,514	$76,872	$22,393	$15,236	$5,590	$5,211

Ratio of earnings to fixed charges	17.0x	18.6x	19.2x	23.7x	24.9x	35.9x	48.8x

[1]	Interest expense on uncertain tax positions, in accordance with FIN No. 48, has been recorded within income tax expense on the condensed consolidated statements of income.